                                        UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                    Washington, DC 20549

                                         __________

                                         FORM 11-K

                            FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                            PURCHASE, SAVINGS AND SIMILAR PLANS
                              PURSUANT TO SECTION 15(d) OF THE
                              SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

                                             OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

                               Commission File Number 1-9936

                                 EDISON 401(K) SAVINGS PLAN
                                  (Full Title of the Plan)

                                    EDISON INTERNATIONAL
                                      (Name of Issuer)

            2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770
                          (Address of principal executive office)

Page

                                        Edison 401(k) Savings Plan

                                                   Financial Statements and
                                                      Supplemental Schedule
                                       As of December 31, 2008 and 2007 and
                                       for the Year Ended December 31, 2008

Page i

                                           Edison 401(k) Savings Plan

                                                      Financial Statements and
                                                         Supplemental Schedule
                                          As of December 31, 2008 and 2007 and
                                          for the Year Ended December 31, 2008

                                                    Edison 401(k) Savings Plan

                                                                      Contents

Report of Independent Registered Public Accounting Firm                 3

Financial Statements

    Statements of Net Assets Available for Plan Benefits as of
      December 31, 2008 and 2007                                        4

    Statement of Changes in Net Assets Available for Plan Benefits
      for the Year Ended December 31, 2008                              5

Notes to Financial Statements                                      6 - 19

Supplemental Schedule

    Schedule I:  Form 5500 - Schedule H - Line 4i -
      Schedule of Assets (Held at End of Year) as of
        December 31, 2008                                         20 - 22

Consent of Independent Registered Public Accounting Firm       Exhibit 23

            Note: All  schedules  other  than  that  listed  above  have  been omitted since the information is either disclosed  elsewhere in  the  financial  statements  or  not  required  by 29 CFR
                  2520.103-10   of  the   Department   of  Labor's  Rules  and
                  Regulations for Reporting and Disclosure  under the Employee
                  Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Southern California Edison Company
  Benefits Committee
Edison 401(k) Savings Plan
Rosemead, California

We have audited the  accompanying  statements of net assets available for plan benefits of the Edison  401(k)  Savings  Plan (the  "Plan") as of December 31,
2008 and 2007,  and the related  statement of changes in net assets  available for plan  benefits  for the year ended  December  31,  2008.  These  financial statements  are  the
responsibility of the Plan's  management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We  conducted  our  audits in  accordance  with the  standards  of the  Public
Company  Accounting  Oversight Board (United States).  Those standards require that we plan and  perform  the  audit to  obtain  reasonable  assurance  about whether the financial statements are free of material  misstatement.  The Plan is not  required  to have,  nor were we  engaged to  perform,  an audit of its
internal   controls   over   financial   reporting.    Our   audits   included
consideration  of internal  control  over  financial  reporting as a basis for designing audit procedures that are appropriate in the circumstances,  but not for the purpose of  expressing an opinion on the  effectiveness  of the Plan's internal  control over  financial  reporting.  Accordingly,  we express no such opinion.  An  audit  also  includes  examining,  on  a  test  basis,  evidence supporting the amounts and disclosures in the financial statements,  assessing the accounting  principles used and significant  estimates made by management, as well  as  evaluating  the  overall  financial  statement  presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan as of
December 31, 2008 and 2007,  and the changes in net assets  available for plan benefits for the year ended  December 31, 2008 in conformity  with  accounting principles generally accepted in the United States of America.

Our audits were  performed  for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets
(held at end of year) as of December 31,  2008 is presented for the purpose of additional  analysis  and is  not a  required  part  of  the  basic  financial statements  but is  supplementary  information  required by the  Department of
Labor's Rules and Regulations for Reporting and Disclosure  under the Employee
Retirement  Income  Security Act of 1974. This supplemental  schedule has been subjected  to the  auditing  procedures  applied  in the audits of the basic financial  statements  and, in our opinion,  is fairly  stated in all material respects in relation to the basic financial statements taken as a whole.

Costa Mesa, California
June 24, 2009

                                                    Edison 401(k) Savings Plan

                          Statements of Net Assets Available for Plan Benefits

December 31,                                               2008          2007
-------------------------------------------------------------------------------

                                                            (in 000's)
Assets

Cash                                               $        868   $     3,166

Investments, at fair value                            2,742,470     3,812,143

Receivables
  Dividends receivable                                    7,338         9,533
  Interest receivable                                       653         2,181
  Profit sharing receivable                               2,821         4,784
  Receivable from brokers                                 5,118         5,579
-------------------------------------------------------------------------------

  Total receivables                                      15,930        22,077
-------------------------------------------------------------------------------

Total assets                                          2,759,268     3,837,386
-------------------------------------------------------------------------------

Liabilities
  Payable to brokers and others                          10,226        31,213
-------------------------------------------------------------------------------

Total liabilities                                        10,226        31,213
-------------------------------------------------------------------------------

Net assets available for plan benefits             $  2,749,042   $ 3,806,173
-------------------------------------------------------------------------------

                               See accompanying notes to financial statements.

                                                    Edison 401(k) Savings Plan

                Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31,                                            2008
-------------------------------------------------------------------------------

                                                                     (in
                                                                      000's)
Additions

Investment income
  Dividends                                                        $    27,883
  Interest                                                              20,353
-------------------------------------------------------------------------------
                                                                        48,236

Less:  Management fees                                                     592
-------------------------------------------------------------------------------

Net investment income                                                   47,644
-------------------------------------------------------------------------------

Contributions
  Employer contributions, net of forfeitures                            78,377
  Participant and rollover contributions                               150,921
-------------------------------------------------------------------------------

Total net contributions                                                229,298
-------------------------------------------------------------------------------

Total additions                                                        276,942

Deductions
  Distributions to participants                                        197,611
  Net depreciation in fair value of investments                      1,136,437
  Loans in default                                                          25
-------------------------------------------------------------------------------

Total deductions                                                     1,334,073
-------------------------------------------------------------------------------

Net decrease                                                         (1,057,131)

Net assets available for plan benefits
  Beginning of year                                                  3,806,173
-------------------------------------------------------------------------------

  End of year                                                      $ 2,749,042
-------------------------------------------------------------------------------

                               See accompanying notes to financial statements.

                                                    Edison 401(k) Savings Plan

                                                 Notes to Financial Statements

1.    Plan Description  The following  description of the Edison 401(k) Savings
                        Plan (the Plan),  provides  only  general  information.
                        The Plan  sponsor  is the  Southern  California  Edison
                        Company (the Plan Sponsor).  Participants  should refer
                        to the summary plan  description and Plan document,  as
                        amended,  for a more complete description of the Plan's
                        provisions.

                        Nature of Plan

                        Eligibility

                        The Plan is a  defined-contribution  plan with a 401(k)
                        feature,  in which  qualifying  full-time and part-time
                        employees  of Edison  International  (the  Company) and
                        many  of  its  subsidiary  companies  are  eligible  to
                        participate.  The Plan is subject to the  provisions of
                        the  Employee  Retirement  Income  Security Act of 1974
                        (ERISA), as amended. An employee, as defined by the Plan
                        document,  is  eligible  to  participate  in  the  Plan
                        immediately upon employment.

                        Contributions

                        Subject  to  statutory  limits,  all  participants  may
                        defer up to 84 percent of eligible  pay.  Participating
                        employers  provide  matching  contributions  up to  6.0
                        percent  of  a  participant's   eligible  pay.  Certain
                        participating  subsidiaries also provide a fixed profit
                        sharing  contribution  of 3.0 percent of  eligible  pay
                        each  pay  period  and  a   variable   profit   sharing
                        contribution  annually (if certain business  objectives
                        are  reached)  to  eligible  employees.  The Plan  also
                        accepts  rollover  contributions  from other  qualified
                        plans.

                        Vesting

                        Participants  immediately  vest in their  contributions
                        plus actual earnings  thereon.  Employer  contributions
                        plus  actual  earnings  thereon  vest  at a rate  of 20
                        percent  per  year.  After  five  years of  service  or
                        reaching  age 65,  all  existing  and  future  employer
                        contributions are fully vested.

                                                    Edison 401(k) Savings Plan

                                     Notes to Financial Statements (Continued)

1.    Plan Description  Forfeitures
      (Continued)
                        At  December 31,  2008, and 2007, the unused portion of
                        forfeited   non-vested   accounts  totaled  $6,256  and
                        $5,301,  respectively.   These  accounts  are  used  to
                        reduce  future  employer  contributions.  During  2008,
                        employer  contributions  were reduced by $437,717  from
                        forfeited non-vested accounts.

                        Plan Trust

                        Plan  assets are held in trust with State  Street  Bank
                        and Trust  Company  (the  Trustee)  for the  benefit of
                        participants  and  their   beneficiaries.   The  mutual
                        covenants  to which the Plan  Sponsor  and the  Trustee
                        agree are disclosed in the trust agreement  between the
                        Plan Sponsor and the Trustee.

                        Plan Administration

                        The Plan is  administered  by the  Southern  California
                        Edison   Company    Benefits    Committee   (the   Plan
                        Administrator).  Hewitt  Associates  LLC is the  Plan's
                        record keeper.  As of  December 31,  2008 and 2007, the
                        Plan   provided   investment   choices  in  43  and  45
                        investment  funds,  respectively.  The Plan provides to
                        participants a detailed  description of each investment
                        fund  choice  and  lists  the   respective   investment
                        manager.

                        Administrative and Investment Expenses

                        The Plan  Sponsor  pays the cost of  administering  the
                        Plan,  including  fees and  expenses of the Trustee and
                        record  keeper.  The fees,  taxes  and  other  expenses
                        incurred  by the  Trustee  or  investment  managers  in
                        making  investments  are  paid  out of  the  applicable
                        investment   funds.   These   expenses   also   include
                        brokerage   fees  for  sales  or  purchases  of  Edison
                        International  Common  Stock  on the  open  market.  No
                        additional  costs are incurred in connection with sales
                        of Edison  International  Common Stock within the trust
                        or the transfer of assets between funds.

1.    Plan Description  Mutual  funds pay fees to the Plan  record  keeper  for
      (Continued)       administrative  services  to  participants  that  would
                        otherwise have to be provided by the mutual funds.  The
                        majority of fees  received  by the Plan  record  keeper
                        are   used   to   reduce   the   record   keeping   and
                        communication  expenses  of the  Plan  paid by the Plan
                        Sponsor.    See   Note   7   for   a   discussion    of
                        party-in-interest transactions.

                        Participant Accounts

                        Each   participant   account   is   adjusted   for  the
                        participant's     contribution,      the     employer's
                        contribution,   if  applicable,   and   allocations  of
                        investment earnings/losses and expenses. Allocation of
                        earnings/losses   and  expenses  is  based  on  account
                        balances.   The  benefit  to  which  a  participant  is
                        entitled is the benefit  that can be provided  from the
                        vested portion of the participant's account.

                        Participant Loans

                        Participants  may borrow from their account,  a minimum
                        of  $1,000  to  a  maximum  of  $50,000,  with  certain
                        restrictions.   Loan  transactions  are  treated  as  a
                        transfer  from  (to)  the  investment  fund  to  (from)
                        participant  loans.  Loan terms  range from one to four
                        years for general  purpose  loans or up to 15 years for
                        the  purchase  of  a  primary  residence.   Loans  bear
                        interest at the prime rate  plus one  percent. Interest
                        rates on  outstanding  loans range from 5.0  percent to
                        10.5 percent  as of December  31, 2008.  Principal  and
                        interest are paid ratably through  payroll  deductions.
                        Some separated  participants may repay loan obligations
                        directly,   rather  than  through  payroll  deductions.
                        Participant    loans    amounted    to    approximately
                        $73,260,000  and  $64,755,000  as of December 31, 2008,
                        and 2007, respectively.

                        Distribution to Participants

                        Account   balances   are   distributed   as   soon   as
                        practicable after a participant dies,  becomes entitled
                        to a  distribution  and  requests  a  distribution,  or
                        terminates   employment  with  an  account  balance  of
                        $5,000  or  less.   Participants  may  otherwise  delay
                        distribution,   subject  to  the  minimum  distribution
                        requirements   under  Internal   Revenue  Code  Section
                        401(a)(9). Participants may choose a lump

1.    Plan Description  sum,  partial  distribution  or an installment  form of
      (Continued)       payment.  Participants  who terminate  employment on or
                        after January 28, 2005,  with a vested account  balance
                        greater  than  $1,000  but less than or equal to $5,000
                        will have their vested  account  balance  automatically
                        rolled over to  individual  retirement  accounts  (IRA)
                        selected  by  the  Chair  or   Secretary  of  the  Plan
                        Administrator,  unless the  participants  make a timely
                        distribution election. In addition, hardship withdrawals
                        are permitted if certain criteria are met.

                        Profit Sharing

                        Certain  non-represented  employees  of Edison  Mission
                        Group  Inc.'s  (EMG)  participating   subsidiaries  are
                        eligible for two types of profit sharing contributions:

                        (i)   Fixed  profit  sharing  is  comprised  of  a  3.0
                               percent  profit  sharing  contribution  each pay
                               period  to  the  Plan  on  behalf  of   eligible
                               employees.  Fixed profit  sharing  contributions
                               in 2008 amounted to $2,782,456.

                        (ii)  Variable   profit  sharing  is  comprised  of  an
                               additional  annual profit  sharing  contribution
                               to the Plan on behalf of eligible  employees  if
                               certain   business   objectives   are   reached.
                               Variable  profit sharing  contributions  made in
                               2009 and 2008 for the 2008 and 2007 plan year
                               were 3.25%  and 6.25% of eligible earnings for
                               eligible  EMG  employees for a total amount of
                               $2,820,832 and $4,783,683, respectively. Such
                               amount are presented as "Profit sharing
                               receivable" on the Statement of Net Assets
                               Available for Plan Benefits as of December 31,
                               2008 and 2007, respectively.

2.    Summary           Basis of Accounting
      of Significant
      Accounting        The financial  statements  are presented on the accrual
      Policies          basis of accounting and in conformity  with  accounting
                        principles  generally  accepted in the United States of
                        America  (U.S.A.)  applicable to employee benefit plans
                        and ERISA.

2.    Summary           Use of Estimates
      of Significant
      Accounting        The  preparation of financial  statements in conformity
      Policies          with accounting  principles  generally  accepted in the
      (Continued)       United  States of America  requires  management to make
                        estimates  and  assumptions  that  affect the  reported
                        amounts of assets,  liabilities,  and changes  therein,
                        and  disclosure of contingent  assets and  liabilities.
                        Actual  results  could  differ  materially  from  those
                        estimates.

                        Risks and Uncertainties

                        The Plan's  investment in Edison  International  Common
                        Stock  amounted  to   approximately   $762,101,000  and
                        $1,185,905,000  as of  December  31,  2008,  and  2007,
                        respectively.      Such     investments     represented
                        approximately  28 and 31 percent  of the  Plan's  total
                        net assets  as of  December   31,   2008,   and   2007,
                        respectively.  For  risks and  uncertainties  regarding
                        investment in the Company's common stock,  participants
                        should refer to the annual  report on Form 10-K for the
                        period  ended  December  31,  2008,  and the  quarterly
                        report  on Form  10-Q for the  period  ended  March 31,
                        2009,  of  Edison  International,   and  its  affiliate
                        entities listed below:

                             Southern California Edison Company
                             Edison Mission Energy
                             Midwest Generation, LLC
                             EME Homer City Generation L.P.

                        The  Plan   provides   for  various   funds  that  hold
                        investment   securities.   Investment   securities  are
                        exposed  to  various  risks  such  as  interest   rate,
                        market,  and  credit  risk.  Due to the  level  of risk
                        associated with certain  investment  securities and the
                        level of  uncertainty  related  to changes in the value
                        of  investment  securities,  it is at least  reasonably
                        possible  that  changes  in risk in the near term would
                        materially  affect  participants'  account balances and
                        the amounts reported in the Statements of  Net  Assets
                        Available  for  Plan  Benefits  and  the  Statement  of
                        Changes in Net Assets Available for Plan Benefits.

2.    Summary           The Plan  participates  in various  investment  options
      of Significant    that comprise  securities of foreign  companies,  which
      Accounting        involve special risks and  considerations not typically
      Policies          associated  with investing in U.S.A.  companies.  These
      (Continued)       risks include devaluation of currencies,  less reliable
                        information   about   issuers,   different   securities
                        transaction  clearance and  settlement  practices,  and
                        possible adverse  political and economic  developments.
                        Moreover,  securities  of many  foreign  companies  and
                        their  markets may be less liquid and their prices more
                        volatile   than   securities   of   comparable   U.S.A.
                        companies.

                        Investment Valuation and Income Recognition

                        The  Plan's  investments  are  stated at fair  value or
                        estimated fair value. Investments in mutual funds are
                        valued at quoted market prices and represent units held
                        by the Plan at  year  end. Investments  in  the  common
                        collective  funds  invest in  premixed  portfolios  and
                        institutional  funds (see Note 4).  Investments  in the
                        common  collective  funds are valued at net asset value
                        of  shares  held  by  the  Plan  at  year-end.   Edison
                        International  Common  Stock is  valued  at its  quoted
                        market  price  at  year-end.   Participant   loans  are
                        valued  at  cost,   which   approximates   fair  value.
                        Purchases  and sales of  securities  are  recorded on a
                        trade-date  basis.  See below for further discussion of
                        fair value of investments. Interest income is recorded
                        on the accrual basis. Dividends are recorded  on  the
                        ex-dividend date.

                        Participant  loans that are in default as  provided  in
                        the Plan document,  are treated as deemed distributions
                        for tax purposes and also  reported as such in the Form
                        5500.  Management has determined these loans in default
                        as  uncollectible.  For the  year  ended  December  31,
                        2008,  $24,756 of  participant  loans in  default  were
                        deemed  to  be  uncollectible  and  written-off.   Such
                        amount  is   included   as  loans  in  default  in  the
                        Statement of Changes in Net Assets  Available  for Plan
                        Benefits.

2.    Summary           Net  Appreciation   (Depreciation)  in  Fair  Value  of
      of Significant    Investments
      Accounting
      Policies          Realized and unrealized appreciation  (depreciation) in
      (Continued)       fair  value  of   investments   is  based  on  the
                        difference  between the fair value of the assets at the
                        beginning  of the year,  or at the time of purchase for
                        assets  purchased during the year, and the related fair
                        value on the day  investments  are sold with respect to
                        realized  appreciation  (depreciation),  or on the last
                        day   of   the   year   for   unrealized   appreciation
                        (depreciation).

                        Distributions to Participants

                        Distributions  to  participants,  other than loans, are
                        recorded when paid.

                        Fair Value Measurements

                        On January 1, 2008, the Plan adopted Statement Financial
                        Accounting Standards No. 157, "Fair Value Measurements,"
                        ("SFAS No.
                        157")  defines  the fair value of an asset as the price
                        that would be  received to sell the asset in an orderly
                        transaction   between   market   participants   at  the
                        measurement  date  (referred  to as an "exit  price" in
                        SFAS No.  157).  SFAS  No.  157  clarifies  that a fair
                        value measurement should reflect  non-performance risk.
                        In  addition,  SFAS No.  157  establishes  a fair value
                        hierarchy  that  prioritizes  the  inputs to  valuation
                        techniques  used to measure fair value.  The  hierarchy
                        gives the highest priority to unadjusted  quoted market
                        prices in active markets for identical  assets (Level 1
                        measurements)  and the lowest  priority to unobservable
                        inputs (Level 3 measurements).  The three levels of the
                        fair value hierarchy under SFAS No. 157 are:

                        o   Level 1 - Unadjusted quoted market prices in active
                            markets  that  are  accessible  at the  measurement
                            date for identical assets;

                        o   Level 2 - Pricing  inputs include quoted market
                            prices for
                            similar  assets in active  markets  and inputs that
                            are  observable  for the asset  either  directly or
                            indirectly,  for substantially the full term of the
                            financial instrument; and

2.    Summary           o   Level 3 - Prices or valuations  that require inputs
      of Significant        that  are  both   significant  to  the  fair  value
      Accounting            measurements and unobservable.
      Policies
      (Continued)       Plan  assets  carried  at  fair  value  consist  of the
                        following  investments:   Edison  International  Common
                        Stock,  a money  market fund,  common collective  funds
                        and mutual  funds.  Edison  International  Common Stock
                        and  mutual  funds  are  classified  as Level 1 as fair
                        value is determined by  observable,  unadjusted  quoted
                        market   prices  in  active   or  highly   liquid   and
                        transparent   markets.   Common collective   funds  are
                        valued  at the net asset  value of  shares  held by the
                        Plan.  Although  common collective  funds and the money
                        market fund fair values are  determined  by  observable
                        prices,  they are  classified  as Level 2 because  they
                        trade in markets that are less active and  transparent.
                        The fair value of the underlying  investments in equity
                        mutual  funds and  equity  common collective  funds are
                        based  upon  stock-exchange  prices.  The fair value of
                        the    underlying     investments    in    fixed-income
                        common collective  funds and fixed-income  mutual funds
                        are based on evaluated prices that reflect  significant
                        observable market  information such as reported trades,
                        actual  trade   information   of  similar   securities,
                        benchmark   yields,    broker/dealer   quotes,   issuer
                        spreads, bids, offers and relevant credit information.

                        The following table sets forth financial assets that
                        were accounted for at fair value as of December 31,
                        2008 by level within the fair value hierarchy:

                     In thousands        Level 1    Level 2   Level 3     Total
                     ----------------------------------------------------------

                     Investments
                     Edison International
                       Common Stock    $  762,101   $  -      $  -    $ 762,101
                     Common Collective
                       Funds                   -    568,304      -      568,304
                     Participant Loans         -     73,260      -       73,260
                     Money Market
                       Funds                   -    659,780      -      659,780
                     Mutual Funds        679,025       -         -      679,025
                     ----------------------------------------------------------

                     Total investments
                       at fair
                       value           $1,441,12    $1,301,344 $ -   $2,742,470
                     ----------------------------------------------------------

2.    Summary           In  February   2007,   the  FASB  issued   Statement  of
      of Significant    Financial  Accounting Standards No. 159, "The Fair Value
      Accounting        Option for Financial Assets and Financial  Liabilities -
      Policies          Including  an  Amendment  of  FASB  Statement  No.  115"
      (Continued)       ("SFAS No.  159").  SFAS No. 159  provides  an option to
                        report  financial  assets and liabilities at fair value,
                        with  changes  in fair  value  recognized  in  earnings.
                        SFAS No. 159 is  effective  for fiscal  years  beginning
                        after November 15, 2007.  The Plan sponsor  adopted this
                        pronouncement  effective  January 1, 2008.  The adoption
                        of this  standard had no impact on the Plan's  financial
                        statements.

3.    Investment        The Trustee  invests  contributions  in accordance  with
      Elections         participant instructions.

                        Participants  may elect changes to their  investment mix
                        effective    each    business    day,    with    certain
                        restrictions.  The  Plan  imposes  a  seven-day  trading
                        restriction  for most  participants  that applies to all
                        funds except the Edison International Common Stock Fund.
                        Reallocation  elections  are  also  subject  to  trading
                        restrictions,   redemption   fees,  or  other   measures
                        imposed by investment  fund managers.  Participants  may
                        effect  changes  to  their  deferral   percentages   and
                        deferral investment  elections coincident with their pay
                        frequency.

4.    Investment        The  transfer  of a  participant's  investment  from one
      Options           fund to any other  fund is based on the net asset  value
                        of the units allocated to the participant's  account, as
                        of close of market on the date of transfer.

                        As of December 31, 2008, all  participants  were able to
                        choose from among 43 investment  fund  offerings.  These
                        investment funds consisted of the following:

                        o     Three  Pre-mixed  Portfolios  - Funds are invested
                            in portfolios  which include U.S.  stocks,  non-U.S.
                            stocks and corporate and government bonds;

4.    Investment        o     Six Institutional  Funds - Funds are invested in a
      Options               broad  selection of asset  classes;  large and small
      (Continued)           U.S. stocks (including Edison  International  Common
                            Stock),    non-U.S.    stocks   and   fixed   income
                            instruments; and

                        o     Thirty Four Mutual  Funds - Funds are  invested in
                            a  variety  of retail  mutual  funds  from  multiple
                            asset classes.

                        The  Plan  Sponsor's  Trust  Investment   Committee  may
                        direct the Trustee to establish new investment  funds or
                        discontinue   existing   ones  as  well  as  change  the
                        investment    medium   for   each    investment    fund.
                        Participants   should   refer   to  the   summary   plan
                        description  for  a  more  complete  discussion  of  the
                        various investment options.

5.    Investments       The  following presents investments that represent 5
                        percent or more of the Plan's net assets:

                        December 31,                            2008    2007
                        ----------------------------------------------------
                                                              (in 000's)
                        Investments at Fair Value as Determined
                         by Quoted Market Prices:

                         Edison International Common Stock
                         Fund, 23,858,578 and 22,157,661
                         shares, respectively (See Note 7) $772,516  $1,226,225

                         Other-Mutual Funds (individually
                                             less than 5%)  679,025   1,116,180
                         ------------------------------------------------------
                                                          1,451,541   2,342,405
                         ------------------------------------------------------
                        Investments at Estimated Fair Value:

                          State Street Bank & Trust Co.
                            - Money Market Fund,
                            649,365,366 and
                            477,135,798 units,
                            respectively (See Note 7)       649,365     477,136

                          BZW Barclay's Global
                            Investors - Common Stock
                            Fund, 7,136,110 and
                            7,804,835 units,
                            respectively                    208,811     362,483

                          Other - Frank Russell Trust
                            Company Funds (individually
                            less than 5%)                   359,493     565,364

                          Participant Loans (less than 5%)   73,260      64,755
                      ----------------------------------------------------------

                                                           1,290,929  1,469,738
                      ----------------------------------------------------------

                      Total Investments                   $2,742,470 $3,812,143
                      ----------------------------------------------------------

5.    Investments      During 2008,  the Plan's  investments  (including  gains
      (Continued)      and losses on  investments  bought and sold,  as well as
                       held during the year) depreciated in value as follows:

                       Net Depreciation in Fair Value of Investments:

                      For the year ended December 31,                     2008
                      --------------------------------------------------------
                                                                   (in 000's)
                      Investments at Fair Value as
                        Determined by Quoted Market Prices

                          Edison International Common
                           Stock Fund                             $ (481,582)
                          Mutual Funds                              (372,996)
                      --------------------------------------------------------

                                                                    (854,578)

                      Investments at Estimated Fair Value
                          Common Collective Funds                   (281,859)
                      --------------------------------------------------------

                      Net depreciation in fair value of
                        investments                               $ (1,136,437)
                      --------------------------------------------------------

6.    Reconciliation    The  following  is  a  reconciliation  of  net  assets
      of Financial      available for plan benefits per the financial
      Statements to     statements to the Form 5500:
      Form 5500
                        December 31,                          2008        2007
                        ------------------------------------------------------
                                                                (in 000's)

                        Net assets available for plan
                          benefits per the
                          financial statements         $2,749,042  $3,806,173
                        Less: Amounts allocated to
                          withdrawing participants            324         991
                        -----------------------------------------------------

                        Net assets available for plan benefits
                          per Form 5500                $2,748,718  $3,805,182
                        -----------------------------------------------------

6.    Reconciliation    The following is a reconciliation  of benefits paid to
      of Financial      participants per the financial statements to the Form
      Statements        5500:
      to Form 5500
      (Continued)       For the year ended December 31,                   2008
                        ------------------------------------------------------
                                                                    (in 000's)

                        Benefits paid to participants per the
                          financial statements                       $197,611
                        Add: Amounts allocated to
                          withdrawing participants at
                          December 31, 2008                               324
                        Less: Amounts allocated to withhdrawing
                          participants at December 31, 2007               991
                        -----------------------------------------------------

                        Benefits paid to participants per the
                          Form 5500                                  $196,944
                        -----------------------------------------------------
                        Amounts   allocated  to  withdrawing   participants  are
                        recorded on the Form 5500 for  benefit  claims that have
                        been   processed  and  approved  for  payment  prior  to
                        December 31 but not paid as of that date.

7.    Party-In-Interest The Money  Market  Fund is managed by State  Street Bank
      Transactions      and Trust  Company,  which  also  serves  as the  Plan's
                        Trustee.  Fees earned by the Trustee in its  capacity as
                        fund  manager  for the Plan were  $449,290  for 2008 and
                        were  reported as  management  fees on the  Statement of
                        Changes in Net Assets Available for Plan Benefits.

                        The Plan's  investment  options  include  the  Company's
                        Common  Stock  as a  fund  option.  See  Note  2  for  a
                        discussion  of the  amount of the Plan's  investment  in
                        the Company's  Common Stock.  In addition,  State Street
                        Global  Advisors,  an affiliate of State Street Bank and
                        Trust Company,  is the investment  manager of the Edison
                        International  Common  Stock Fund.  Fees earned by State
                        Street   Global   Advisors   in  its   capacity  as  the
                        investment  manager of the Edison  International  Common
                        Stock Fund were  $142,264 for 2008 and were  reported as
                        management  fees  on the  Statement  of  Changes  in Net
                        Assets Available for Plan Benefits.

7.    Party-In-Interest Fees paid by the Plan  Sponsor  for  administrative  and
      Transactions      other  services  rendered  to the  Plan  were  based  on
      (Continued)       customary rates for such services.  Various mutual funds
                        offered as  investment  options in the Plan  transfer to
                        Hewitt  Associates,  the Plan's record  keeper,  certain
                        shareholder  servicing  and  distribution  services fees
                        they  charge  to Plan  participants  who  invest  in the
                        mutual   funds   (these   shareholder    servicing   and
                        distribution  service fees are charged to all  investors
                        in the mutual  funds).  These  transferred  fees,  which
                        totaled  $1,674,729 for 2008, were used to reduce Hewitt
                        Associates'  charge  to the Plan  Sponsor  for  services
                        Hewitt Associates provided to the Plan.

                        See  Note 1 for a  discussion  of the  Plan's  loans  to
                        participants   and  Note  2  for  a  discussion  of  the
                        participant loans in default.

8.    Plan Termination  Although it has not expressed  intent to do so, the Plan
                        Sponsor has the right under the Plan to discontinue  its
                        contributions  at any  time  and to  terminate  the Plan
                        subject  to the  provisions  of  ERISA.  In the event of
                        Plan termination,  participants will become fully vested
                        in  their  accounts.   The  Trust  will  continue  after
                        termination   until   all   Trust   assets   have   been
                        distributed to participants and their beneficiaries.

9.    Tax Status        The  Internal   Revenue   Service  has   determined  and
                        informed  the Plan  Sponsor  by a letter  dated  May 22,
                        2002,  that  the  Plan  and  related  trust  as  amended
                        through  November 29, 2001,  are designed in  accordance
                        with  the  applicable   qualification  sections  of  the
                        Internal  Revenue Code (IRC).  The Plan has been amended
                        since receiving the determination  letter.  However, the
                        Plan  Administrator  believes that the Plan, as amended,
                        is   designed   in   compliance   with  the   applicable
                        qualification  requirements  of the  IRC.  In  addition,
                        the Plan  Administrator  is not aware of any operational
                        issues that will prevent the  continuation of the Plan's
                        qualified tax status.

10.   Employee Stock    The Edison  International  Common Stock Fund constitutes
      Ownership Plan    an  employee  stock  ownership  plan that allows for the
                        current  distribution of dividends to all  participants.
                        Such  distributions  amounted to $5,222,899 for the year
                        ended  December  31, 2008.  On December  18,  2008,  the
                        board of directors of Edison International

10.   Employee Stock    declared  a common  stock  dividend  of $0.31 per share
      Ownership Plan    payable on January 31,  2009,  to the  shareholders  of
      (Continued)       record as of December 31, 2008.  As the record date was
                        at  year  end,  dividend  income  of  $0.31  per  share
                        amounting  to  $7,338,499  was accrued and  included in
                        dividends  receivable  in  the  accompanying Statement
                        of Net Assets Available for Plan Benefits at
                        December 31, 2008.

11.   Subsequent        Effective January 1, 2009, the Plan was amended to
      Events            provide that participants may designate certain
                        contributions under the Plan as Roth elective deferrals,
                        and make and receive Roth rollovers.

                                                Supplemental Schedule

Page

                                                    Edison 401(k) Savings Plan

                                Schedule I:  Form 5500 - Schedule H - Line 4i-
              Schedule of Assets (Held at End of Year) as of December 31, 2008

                                                                            20

                                                              EIN:  95-1240335
                                                              Plan Number: 002

(a)                 (b)                        (c)                (d)    (e)
                                                                       Current
Identity of Issuer, Borrower, Lessor,  Description of Investment Cost** Value
or Similar Party                       Including Maturity Date,         (in
                                       Rate of Interest, Par or         *000's)
                                       Maturity Date
-------------------------------------------------------------------------------

   Edison International Common Stock Fund

*  Edison International   Common Stock - No Par Value                  $762,101

*  State Street Bank &
   Trust Co.              Short Term Investment Fund                     10,415
                                                                         ------

                          Total Edison International Common Stock       772,516
                                                                          -----

   Money Market Fund

*  State Street Bank &    Money Market Fund - Collective
   Trust Co.                Investment in the State Street Bank
                            Short-Term Income Fund                      649,365
                                                                          -----

   Common Collective Funds

   BZW Barclay's Global   Common Stock Fund - Collective
   Investors                Investment in the BZW Barclay's Global
                            Investors Equity Index Fund                 208,811

   Frank Russell Trust    Balanced Fund - Collective Investment in
   Company                  Frank Russell Balanced Fund                 113,987

   Frank Russell Trust    Bond Fund - Collective Investment in
   Company                  Frank Russell Intermediate-Term Bond
                            Fund                                         80,744

   Frank Russell Trust    US Large Company - Collective Investment
   Company                  in Frank Russell US Large Company
                            Equity I Fund                                41,403

   Frank Russell Trust    US Small Company - Collective Investment
   Company                  in Frank Russell US Small Company
                            Equity II Fund                               24,923

   Frank Russell Trust    Conservative Growth Portfolio -
   Company                  Collective Investment in Frank Russell
                            Conservative Balanced Fund                   30,617

   Frank Russell Trust    Aggressive Growth Portfolio - Collective
   Company                  Investment in Frank Russell Aggressive
                            Balanced Fund                                67,819
                                                                          -----

                          Total Common Collective Funds                 568,303
                                                                          -----
   Mutual Funds

   Capital Research &     Collective Investment in The American
   Management               Funds Group Europacific Growth Fund          63,722

   T. Rowe Price          Collective Investment in T. Rowe Price
                            Blue Chip Fund                               13,356

Page

(a)                 (b)                        (c)                (d)    (e)
                                                                       Current
Identity of Issuer, Borrower, Lessor,  Description of Investment Cost** Value
or Similar Party                       Including Maturity Date,         (in
                                       Rate of Interest, Par or         *000's)
                                       Maturity Date
-------------------------------------------------------------------------------

   C&S Realty
                             Collective Investment in C&S
                               Institutional Realty Share Value
                               Fund                                      18,280

   Vanguard                  Collective Investment in
   Group                       Vanguard/Inflation Protected
                                Securities Fund                          43,391

   Artisan Funds             Collective Investment in Small Cap
                               Value Fund                                26,313

   Dreyfus                   Collective Investment in Appreciation
   Management                  Fund                                      5,964

   Turner
   Investment                Collective Investment in Turner Small
   Partners                    Cap Growth Fund                           8,828

   Capital
   Research &                Collective Investment in Washington
   Management                  Mutual Investors Fund                     19,406

   Dimensional               Collective Investment in Dimensional
   Fund Advisors               Emerging Markets Fund                     30,725

   William                   Collective Investment in Small Cap
   Blair & Co                  Growth Fund                               6,180

   T. Rowe Price             Collective Investment in Mid-Cap
                               Growth                                    32,104

   Salomon                   Collective Investment in Salomon High
   Brothers                    Yield Value Bond                          9,313

   Oppenheimer               Collective Investment in Oppenheimer
   Funds                       Main Street Small Cap Y Fund              10,040

   Franklin                  Collective Investment in Franklin
   Advisors                    Utilities A                               22,138

   Allianz/PIMCO             Collective Investment in Total Return
   Advisors                    Fund Admin Shares                         49,986

   T. Rowe Price             Collective Investment in T. Rowe
                               Price Health and Science Fund             14,853

   MFS                       Collective Investment in
   Investment                  Institutional TR International
   Management                  Equity Funds                              30,114

   Capital                   Collective Investment in American
   Research &                  Funds - New
   Management                  Perspective A                             32,074

   William                   Collective Investment in
   Blair & Co.                 International Equity Fund CL 1            4,176

   Allianz/PIMCO             Collective Investment in Low Duration
   Advisors                    Admin Fund                                9,796

   DWS Scudder               Collective Investment in Scudder
   Investments                 -Dreman High Return Equity A Fund         12,200

   Vanguard                  Collective Investment in Mid Cap
   Group                       Index Fund                                43,234

   Artisan Funds             Collective Investment in Mid Cap Fund
                               A                                         6,251

   T. Rowe                   Collective Investment in Mid Cap
   Price                       Value Fund                                22,238

   T. Rowe Price             Collective Investment in Financial
                               Services Value Fund                       7,988

   Allianz/PIMCO             Collective Investment in RCM Global
   Advisors                    Technology Fund A                         21,181

   Capital
   Research &                Collective Investment in American
   Management                  Balance Fund                              31,883

Page

(a)                 (b)                        (c)                (d)    (e)
                                                                       Current
Identity of Issuer, Borrower, Lessor,  Description of Investment Cost** Value
or Similar Party                       Including Maturity Date,         (in
                                       Rate of Interest, Par or         *000's)
                                       Maturity Date
--------------------------------------------------------------------------------

   Allianz/PIMCO             Collective Investment in Capital
   Advisors                    Appreciation Admin Fund                   7,784

   Allianz/PIMCO             Collective Investment in Long Term US
   Advisors                    Government Bonds                          40,005

   T. Rowe Price             Collective Investment in Small Cap
                               Stock Fund                                 6,074

   Morgan
   Stanley                   Collective Investment in
   Investment                  Institutional International Equity
   Mgmt.                       Fund                                       7,703

   Harbor
   Capital                   Collective Investment in Capital
   Advisors                    Appreciation Fund                         10,199

   UBS Global
   Asset                     Collective Investment in Global
   Management                  Allocation Y                               5,798

   Columbia
   Acorn Int'l               Collective Investment in Columbia
   Z                           Acorn International Z Fund                 5,728
                                                                         -------

                             Total Mutual Funds                          679,025
--------------------------------------------------------------------------------

  *Participant               Loans With Maturities Varying From
   Loans                       One to Four Years (or up to 15
                               Years for Purchase of a Primary
                               Residence) and Interest Rates of
                               5.0 % to 10.5%                            73,260
                                                                         -------

                             Total                                   $2,742,470
--------------------------------------------------------------------------------

*  Party-In-Interest
** Investments are participant-directed; therefore, disclosure of cost is not required.

                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 25, 2009

                                    EDISON 401(K) SAVINGS PLAN

                                    By:  /s/ Diane L. Featherstone
                                    ------------------------------
                                    Diane L. Featherstone
                                    Chair of the Southern California Edison
                                    Benefits Committee

Page